Elliott M. Smith

Partner

(212) 294-6787

October 22, 2018

VIA EDGAR AND HAND DELIVERY

Amanda Ravitz

Assistant Director

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	Concrete Pumping Holdings Acquisition Corp.

Registration Statement on Form S-4

Filed September 10, 2018

File No. 333-227259

Dear Ms. Ravitz:

On behalf of our client, Concrete Pumping Holdings Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated October 5, 2018, relating to the Company’s Registration Statement on Form S-4 filed with the Commission on September 10, 2018 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of Amendment No. 1 marked to show changes from the Registration Statement.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter, and the Company’s responses thereto, including, where applicable, a cross-reference to the location in Amendment No. 1 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 1.

Summary Term Sheet, page 7

1.	Refer to the last bullet point paragraph on page 9 and similar disclosures elsewhere in the proxy statement/prospectus. Assuming varying redemption percentages, provide examples of what percentage of ownership interest stockholders of Industrea’s public shares would own upon completion of the business combination.

October 22, 2018 Page 2

Response: The Company has revised the disclosure on pages 9 and 10 and elsewhere in Amendment No. 1 to, assuming varying redemption percentages, provide examples of what percentage ownership interest stockholders of Industrea’s public shares would have upon completion of the business combination.

Questions and Answers About the Proposals For Stockholders

Why is Industrea providing the stockholders with the opportunity to . . ., page 14

2.	We note your disclosure that you have elected for a shareholder vote versus a tender offer “for business and other reasons.” Please revise your disclosure to discuss the material reasons for such election.

Response: The Company has revised the disclosure on page 15 to discuss the material reasons for such election.

What are the U.S. federal income tax consequences as a result of the Business Combination?, page 22

3.	Revise the “anticipated” language to state affirmatively, if true, that it is counsel's opinion that the Industrea merger will constitute a tax-deferred transaction under Section 351 of the Code. We note that you intend to file a tax opinion as Exhibit 8.1 to the registration statement.

Response: The Company has revised the disclosure on page 23 to state affirmatively that it is the Company’s counsel’s opinion that the Industrea Merger will constitute a tax-deferred transaction under Section 351 of the Code.

Summary of the Proxy Statement/Prospectus

Impact of the Business Combination on the Public Float, page 36

4.	Please revise your disclosure here and elsewhere, where appropriate, to make clear how the Founder Shares impact the ownership percentages.

Response: The Company has revised the disclosure on page 37 and elsewhere to make clear how the Founder Shares impact ownership percentages.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 2- Basis of the Pro Forma Presentation, page 95

5.	We note your disclosure which states Industrea is expected to be the accounting acquirer in the business combination under both a no redemption and maximum redemption scenario. It appears under a maximum redemption scenario, the existing public shareholders of Industrea would hold no ownership interest in Newco. Please provide us with your analysis in support of your conclusion that Industrea would be the accounting acquirer in a maximum redemption scenario. Refer to the guidance found in ASC 805-10-55 paragraphs 10-15.

October 22, 2018 Page 3

Response: As an initial matter, the Company notes that the Company should be viewed together with Industrea in identifying the accounting acquirer because all pre-combination activities of the Company, including the formation of the Company, were carried out by Industrea and the stock of Industrea will be exchanged for shares of stock of the Company on a 1:1 basis. As such, the Company, in isolation, is considered to be non-substantive for purposes of identifying the accounting acquirer.1 Industrea is considered to be a substantive entity as it carried out all significant pre-combination activities, including raising capital, searching for, evaluating and negotiating an initial business combination, and arranging debt and equity financing, all of which occurred prior to the Company’s formation in August 2018. In addition, such pre-combination activities include the formation of the Company for the purpose of completing the business combination with CPH.

ASC 805-10-25-5 and 815-10-55-10 indicate that the guidance in Subtopic 810-10 related to determining the existence of a controlling financial interest shall be used to identify the acquirer—the entity that obtains control of the acquired entity. Considering that Industrea/the Company is a substantive entity for accounting purposes and would be the 100% equity owner of CPH (the acquired entity), with no other party directly having power by contract or otherwise over the acquired entity, the Company believes that this is indicative of Industrea/the Company having a controlling financial interest and being identified as the acquirer, regardless of who the shareholders of Industrea/the Company are. As indicated above, even though Industrea will be a consolidated subsidiary of the Company upon consummation of the Business Combination, the Company believes that its pre-combination activities are appropriately attributed to the Company for these purposes.

The Company notes that only in instances where a business combination occurs and the above guidance does not clearly indicate which of the combining entities is the acquirer, the factors in paragraphs 805-10-55-11 through 55-15 should be considered in making that determination. The Company believes that, based on the above, it is clear that Industrea/the Company is the accounting acquirer such that the factors in 805-10-55-11 through 55-15 would not necessarily require consideration. That is, the Company does not believe that further assessment in identifying the accounting acquirer is required by the guidance under any redemption scenario.

However, as discussed below, even if further assessed under the additional guidance found at ASC 805-10-55 paragraphs 11 -15, Industrea/the Company would still be identified as the accounting acquirer, including under the maximum redemption scenario.

1 The Company believes this is also supported by analogy to the legacy guidance about a transaction lacking economic substance for accounting purposes in FTB 85-5, Issues Relating to Accounting for Business Combinations. While FTB 85-5 was nullified by Statement 141(R), Business Combinations, the Company believes the underlying guidance continues to be appropriate for stock exchange transactions carried out between a “parent” and its “subsidiary” newly formed for the purpose of effecting the transaction.

October 22, 2018 Page 4

ASC 805-10-55-11 provides that in a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities. Similarly, ASC 805-10-55-12 provides that in a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. While existing equity interests issued by Industrea will be exchanged for the Company shares, it is still Industrea that will initially be issuing the shares or causing the Company to issue shares, including to the extent necessary to the selling shareholders of CPH. Similarly, while all or part of the cash paid to effect the Business Combination, depending on the extent of redemptions, would either be from Industrea’s own cash holdings and/or the Company’s debt financing, it is Industrea that arranged for that financing.

ASC 805-10-55-12 furthers states that if it is not clear which of the combining entities is the acquirer, GAAP requires consideration of additional factors in making that determination. These enumerated factors include the following:

•	relative voting rights of the combined entity after the business combination;
•	the presence of a large minority interest;
•	the composition of the governing body of the combined entity;
•	the composition of senior management in the combined entity;
•	that the combining entity that pays a premium over the pre-combination fair value of the equity interest of the other combining entity; and
•	the relative size of the combining entities.

While ASC 805 does not assign any priority or relative weight to the various factors that are considered in the analysis, the Company believes that, for these purposes, the entity with the largest percentage of voting rights after the business combination should be deemed the acquirer, unless other mitigating factors are present. Because Industrea and the shareholders associated with Industrea will hold the largest percentage of voting power of the Company upon the closing, Industrea is deemed the accounting acquirer.

Under the maximum redemption scenario in particular, the Company notes that a majority of the accounting acquirer criteria support the conclusion that Industrea is the accounting acquirer. Industrea is the combining entity whose legacy shareholders, in this case Industrea’s sponsor, an affiliate of Argand Partners, and the PIPE Investors (i.e., an affiliate of Argand Partners and two investors sourced by Argand Partners, in each case who will purchase Industrea shares immediately prior to the consummation of the merger of an indirect subsidiary with and into CPH), would receive the largest relative portion of the voting rights in the Company. On a combined basis the legacy shareholders would control 49% of the voting rights of the Company. There are no unusual or special voting arrangements that would change this percentage ownership of voting rights. Further, there are no options, warrants or other convertible securities held by other parties that would dilute the aforementioned voting rights such that another party would hold the largest portion of voting rights within the combined entity. Any exercise by holders of public or private placement warrants would only increase the voting percentage of the aforementioned legacy shareholders. The remaining balance of outstanding shares is held by a disparate group of current CPH Management, former members of the management of CPH and Peninsula, all of which are independent of each other.

October 22, 2018 Page 5

As described in the Merger Agreement, the composition of the board of directors under the maximum redemption scenario will include seven directors designated by Industrea, two directors consisting of the CEO and CFO of CPH, and up to three directors may be designated by Peninsula. Peninsula has the right to designate three directors but may waive such right or designate a number of directors less than the contractual maximum. As such, the legacy shareholders of Industrea have the ability to initially influence and control the combined company through their proportion of voting rights and designation of a majority of the initial board of directors. Further, CPH Management and Peninsula will not have any special rights or powers that would allow them to elect, appoint or remove a majority of the board of directors of the combined company.

The current management of CPH will continue as the management of the Company. While the composition of management is one indication of accounting acquirer status, CPH Management will serve at the pleasure of the Company’s board of directors, a majority of whom were designated by Industrea. The Company’s board of directors will establish strategy for the combined entity, evaluate the performance of the Company and have the ability to replace, if deemed necessary, senior management. As a result, the composition of management is not as strongly weighted in the conclusion in the Company’s assessment as other factors given the facts asserted regarding the role of the Company’s board of directors, a majority of which will be designated by Industrea.

The size of the respective entities involved in the Business Combination was not deemed to be a significant factor in the analysis compared to the previously mentioned factors due to the difference in the nature of the two pre-combination companies. Other than cash, Industrea does not possess assets, generate revenue or earnings, and its primary business purpose is to effect a business combination, whereas CPH is an operating company. As such, although CPH’s relative size is larger than Industrea, this criteria was not deemed to indicate that CPH would be the accounting acquirer and was deemed outweighed by the fact that the legacy shareholders of Industrea will retain control of the combined company through its share of voting rights and representation on the board of directors.

Note 3 - Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 96

6.	We note adjustment (3K) located on page 99 is determined using an effective tax rate of 23.3%. Please refer to Instruction 7 of Rule 11-02(b) of Regulation S-X and modify your adjustment to use the statutory rate in effect during the period.

Response: The Company has noted Instruction 7 of Rule 11-02(b) of Regulation S-X and has modified the pro-forma adjustment to use the statutory rate in effect during the applicable period. As described within adjustment (3K), the statutory rate of 21.0% for the U.S., the applicable state rate of 3.6%, and the rate of 17.2% for the U.K. were used in this analysis.

October 22, 2018 Page 6

Timeline of the Business Combination, page 130

7.	Please revise to discuss in more detail the circumstances that led a representative of

Industrea to contact Robert W. Baird & Co. regarding a transaction with CPH.

Response: The Company has revised the disclosure on page 133 to discuss in more detail the circumstances that led a representative of Industrea to contact Robert W. Baird & Co. regarding a transaction with CPH.

8.	Please revise your disclosure to name the representatives of Industrea mentioned in several meetings.

Response: The Company has revised the disclosure on pages 133 through 141 to name the representatives of Industrea mentioned in several meetings.

9.	Please provide us with copies of the investor presentations referenced in your disclosure.

Response: Copies of the investor presentation referenced in the section entitled “Timeline of the Business Combination” have been supplementally provided to the Staff.

10.	Please revise your disclosure to discuss the proposed structure changes that were discussed on July 6, 2018.

Response: The Company has revised the disclosure on page 137 to discuss the proposed structure changes that were discussed on July 6, 2018.

11.	Please revise to discuss the material negotiations that took place on July 9, 2018.

Response: The Company has revised the disclosure on page 137 to discuss the material negotiations that took place on July 9, 2018.

12.	Please revise to discuss in more detail the material negotiations that took place between

August 1, 2018 and August 31, 2018.

Response: The Company has revised the disclosure on pages 138 and 139 to discuss in more detail the material negotiations that took place between August 1, 2018 and August 31, 2018.

Background of the Business Combination

The Industrea Board’s Reasons for the Approval of the Business Combination, page 137

13.	We note the financial information provided for companies other than CPH on page 143 is not legible. Please revise to include a legible copy of such information.

Response: The Company has revised the disclosure on page 147 to include a legible copy of such information.

October 22, 2018 Page 7

Certain CPH Historical and Projected Financial Information

Reconciliation of Non-GAAP Measures, page 148

14.	We note your disclosure on page 147 which states you define Free Cash Flow as Pro Forma Adjusted EBITDA minus Pro Forma Capital Expenditures. Please refer to Question and Answer 102.07 of the Commission’s Compliance and Disclosure Interpretation for Non- GAAP Measures and explain to us why you believe it is appropriate to determine your measure on a basis which does not include cash flows from operating activities as presented in your statement of cash flows. In addition, we are unable to locate the necessary reconciliation for this non-GAAP measure. Please modify your disclosures accordingly.

Response: The Company respectfully notes that the particular disclosure in the referenced section of the proxy statement/prospectus provides investors with information on the data that the Industrea Board reviewed when considering the Business Combination. As a result, free cash flow has been included here because it was part of the materials prepared by Industrea’s management, in collaboration with CPH’s management, and provided to the Industrea Board in connection with the Industrea Board’s evaluation of the Business Combination. In evaluating the performance of CPH, Industrea’s management utilized free cash flow as a performance metric and not a metric for liquidity. As such, the Company has revised the reconciliation table on page 152 to include line items for reconciling free cash flow to net income on a GAAP basis. The Company and CPH currently do not intend to present free cash flow as a performance metric following the Business Combination. In addition, in light of the Staff’s comment, the Company has revised the name of this the metric to be “Adjusted Free Cash Flow” and clarified in the disclosure that this metric should not be used as a substitute for cash flow from operations prepared in accordance with GAAP.

15.	We note footnote 3 in your tabular presentation references “out-of-period adjustments” as a component of your “Other adjustments” presented to arrive at Pro Forma Adjusted EBITDA. Please tell us the nature and amount of the out-of-period adjustments you are including in your non-GAAP measure.

Response: The Company respectfully advises the staff that “out-of-period adjustments” are specifically related to the true up of four accruals which include final bonus payouts, insurance, professional services and property tax. The aforementioned are CPH Management estimates that were recorded in the financial statements based on the best available information CPH Management had available upon issuance of the financial statements. As documented and disclosed within CPH’s significant accounting policies, actual results may differ from estimates made by CPH Management. The total out of period adjustments presented for fiscal years 2015, 2016 and 2017 are -$0.2 million, -$0.4 million and $0.1 million. These adjustments are immaterial to the financial statements. Further, upon additional consideration, CPH Management has determined these adjustments not to be material to the Pro Forma Adjusted EBITDA and the Company has elected to remove these amounts from the Pro Forma Adjusted EBITDA in Amendment No. 1.

October 22, 2018 Page 8

Material United States Federal Income Tax Considerations, page 154

16.	Please revise your disclosure to discuss all the material U.S. federal income tax considerations. In this regard, we note your disclosure that you have discussed “certain” material U.S. federal income tax considerations.

Response: The Company has revised the disclosure on page 159 to delete the word “certain,” as such disclosure discusses all the material U.S. federal income tax considerations.

U.S. Holders, page 156

17.	We note your disclosure regarding the risk that the Industrea warrants could be treated as having been “exchanged.” Please revise your disclosure to discuss the degree of uncertainty related to the tax treatment of the warrants. See Section III.C.4 of Staff Legal Bulletin No. 19. Please consider including risk factor disclosure regarding the tax treatment of the warrants.

Response: The Company has revised the disclosure on pages 80, 81 and 162 to discuss the degree of uncertainty related to the tax treatment of the warrants and include a risk factor regarding the tax treatment of the warrants.

The Charter Proposals, page 164

18.	Please revise to explain in more detail why stockholders of Industrea are approving the material differences between the Newco Charter and the Industrea Charter. In this regard, we note it may not be clear to investors based on your current disclosure.

Response: The Company has revised the disclosure on page 169 to explain in more detail why stockholders of Industrea are approving the material differences between the Newco Charter and the Industrea Charter.

CPH Management's Discussion and Analysis of Financial Condition and Results of Operations EBITDA, page 234

19.	We note your tabular presentation of EBITDA information; however, we are unable to locate the necessary reconciliation for this non-GAAP measure. Please refer to Question and Answer 103.02 of the Commission’s Compliance and Disclosure Interpretation for Non-GAAP Measures and provide a reconciliation in your next amendment.

Response: The Company has reviewed Q&A 103.02 of the Commission’s Compliance and Disclosure Interpretation for Non-GAAP Measures noting the requirement to reconcile EBITDA to net income as presented in the statement of operations. In the table below, and as referenced on page 250, CPH has provided a reconciliation of EBITDA to net income. The Company has also revised the reconciliation table to remove the reference to “Consolidated” EBITDA.

	Nine Months Ended July 31,		Years Ended October 31,
Adjusted EBITDA	2018	2017	2017	2016	2015
Statement of operations information:
Net income (loss)	$26,993,321	$(231,001)	$913,279	$6,233,591	$3,509,230
Interest expense, net	15,689,827	17,045,741	22,747,848	19,516,077	20,491,654
Income tax (benefit) expense	(10,632,410)	2,801,805	3,756,658	4,453,541	2,020,112
Depreciation and amortization	18,675,369	20,656,505	27,154,025	22,309,543	20,603,453
EBITDA	50,726,107	40,273,050	54,571,810	52,512,752	46,624,449
Transaction expenses	2,520,013	3,977,589	4,489,517	3,691,466	1,253,529
Loss on debt extinguishment	—	491,972	5,161,065	643,876	—
Other (income) expense	(33,610)	(90,597)	(174,177)	54,463	85,831
Other adjustments	959,392	2,433,395	2,565,562	1,205,290	—
Management fees	3,342,900	964,500	1,750,100	1,535,705	1,600,000
Subtotal adjustments to EBITDA	6,788,696	7,776,859	13,792,067	7,130,800	2,939,360
Adjusted EBITDA	$57,514,803	$48,049,910	$68,363,877	$59,643,552	$49,563,809

October 22, 2018 Page 9

Cash Flows, page 240

20.	Your header included with your tabular presentation of cash flows depicts “Years Ended December 31”. It appears you should modify the header to state the “Years Ended October 31”. We note a similar header issue with the Adjusted EBITDA table you present on page 243.

Response: The Company has revised the table headers on pages 247 and 250 accordingly.

Non-GAAP Disclosures (Consolidated EBITDA and Adjusted EBITDA), page 242

21.	Please clarify for us how Consolidated EBITDA differs from EBITDA as defined in Exchange Act Release No. 47226. To the extent they are determined the same, please modify your description of the measure to “EBITDA” to avoid investor confusion.

Response: The Company confirms that Consolidated EBITDA is the same as EBITDA as defined in Exchange Act Release No. 47226. Accordingly, the Company has modified the description of the measure as “EBITDA” throughout Amendment No. 1.

Critical Accounting Policies and Estimates

Revenue Recognition, page 244

22.	In regard to your Revenue Recognition accounting policies, please address the following:

•	It appears your arrangements with customers in your waste management business may contain multiple elements including delivery, disposal services and potentially other elements. Please explain to us whether your accounting policy considers multiple elements and if so, describe each deliverable. Also, if applicable, tell us how you account for each unit of accounting and how you allocate amounts to each unit. Refer to ASC 605-25, including the disclosure requirements of ASC 605-25-50.

•	Tell us how you considered the guidance in ASC 840-10-15 regarding whether your arrangements contain leases. Also, explain to us the general terms of these agreements, including time periods and payment provisions and tell us what is done with the equipment when a customer relationship is terminated or if the equipment is damaged or destroyed by the customer.

Response: The Company has reviewed the applicable guidance as described in ASC 605-25, including disclosure requirements within ASC 605-25-50, and does not believe CPH’s arrangements with customers in its waste management business contain multiple elements. CPH’s management has determined that the deliverable in arrangements with customers is an obligation to provide a concrete waste management service. This service to remove concrete washout from a customer’s worksite cannot be provided without providing a receptacle to facilitate the performance of the service. Moreover, CPH’s customers do not take title to the pans used as waste collection receptacles, and CPH always recovers the receptacles at the termination of the customer arrangement. Accordingly, CPH recognizes revenue for its arrangements when the service is complete, which coincides with CPH’s right to payment (i.e., when the receptacle containing the waste is picked up from a customer’s worksite).

October 22, 2018 Page 10

The Company has reviewed the applicable guidance in ASC 840-10-15 to determine if CPH’s arrangements with customers contain leases. Based on that review, specifically ASC 840-10-15-5 and 15-10, the Company has determined that CPH’s arrangements with customers do not include leases. Under ASC 840, an arrangement is not a lease if fulfillment is not dependent on the use of specified plant, property and equipment. CPH has the ability to fulfill its arrangements with customers without specifying a particular piece of plant, property and equipment. In all of CPH’s arrangements with customers, CPH believes that it is able to satisfy its obligations to the customer independent of the operation of a particular asset. The provision of concrete pumping services to a customer is not dependent upon providing a specific concrete pumping truck and boom, as the arrangement can be satisfied through the use of another concrete pumping truck and boom. The replacement of a truck and boom on-site is not difficult or cumbersome as the booms are integrated with the trucks. If a replacement was needed due to damage, it would merely involve driving another concrete pumping truck on-site. The same is true for CPH’s concrete waste management business. CPH’s concrete waste management service can be performed with the use of any pan that it owns. When the pan is damaged or removed, another one is provided to the customer, only if ordered, and any pan can be used to provide the service.

In both businesses, the provision of concrete pumping services or concrete waste management services occurs over relatively short, discrete periods of time. Typically, such services are provided on a single day or over a few days. Concrete has a relatively short active life before it becomes inert and useless to a customer in a construction project. As such, CPH’s contracts for concrete pumping services are relatively short, e.g. a day or a few consecutive days, as “pours” at a construction site happen over a short, discrete time period. The same is true for CPH’s concrete waste management business as the pans used are to service and wash concrete boom equipment and thus are typically utilized on the same day as a project that requires concrete pumping equipment.

The customer does not take title to any of CPH’s plant, property and equipment. If a customer relationship was terminated, CPH would remove its plant, property and equipment from a job site. CPH owns and operates all of its concrete pumping trucks and any damage is covered under its general insurance policies.

Selling Stockholder, page 265

23.	Please identify the natural person or persons with direct or indirect voting or investment power over the shares being registered for resale by the selling stockholder. For guidance you may wish to refer to Question 140.02 in the Regulation S-K section of our Compliance and Disclosure Interpretations which are available on the Commission’s website.

October 22, 2018 Page 11

Response: The Company respectfully notes that this section has been removed from Amendment No. 1 and as a result this comment is no longer applicable.

Annex B-1 - Amended and restated certificate of incorporation of Concrete Pumping Holdings Acquisition Corp., page B-6

24.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the federal securities laws. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Response: The Company has revised the Newco Charter to provide that the federal district court for the District of Delaware will be the sole and exclusive forum for claims arising under federal securities law and has revised the disclosure on pages 79 and 282 to disclose this provision.

25.	Please revise the proxy statement/prospectus to include disclosure of the exclusive forum provision, including a risk factor that addresses the risks associated with exclusive forum provisions.

Response: The Company has revised the disclosure on pages 282, 283, 291 and 292 to discuss the exclusive forum provision and on page 79 to include a risk factor addressing the risks associated with the exclusive forum provision.

Concrete Pumping Holdings, Inc. Financial Statements

Summary of Significant Accounting Policies

Goodwill, page F-39

26.	We note your disclosure states that for three reporting units, a quantitative assessment was performed and the estimated fair value exceeded the carrying value for each of the reporting units. Please expand your disclosure to state if true, that the estimated fair value substantially exceeded the carrying value for each reporting unit. To the extent any reporting unit's fair value was not substantially in excess of its carrying value, disclose the percentage of excess fair value over carrying value for any such reporting unit.

Response: The Company respectfully advises the Staff that it has reviewed the disclosure provisions of ASC 350 and notes there is no requirement to characterize the amount by which the quantitative assessment of implied fair value of goodwill exceeded the carrying value of the reporting unit. The Company notes the Staff has frequently requested supplementary information to be disclosed in the MD&A regarding more robust disclosures around critical accounting estimates inherent in the goodwill impairment analysis. Further, within section 9510, specifically 9510.3, of the Financial Reporting Manual the Staff describes necessary disclosures to be included for each reporting unit that is at risk for impairment. As none of CPH’s reporting units were at risk based on the Company’s assessment, the disclosures required by the aforementioned guidance were not made. To that extent, as explained above, the Company did not make the aforementioned disclosures; however, in light of the comment from the Staff to provide additional disclosures, the Company has updated the MD&A to include a statement that the Brundage-Bone and Eco-Pan segments and reporting units’ quantitative impairment analysis calculated an implied fair value of goodwill substantially in excess of the carrying value of each reporting unit. Brundage-Bone’s implied fair value calculation indicated an excess of approximately 50% above the carrying value as of the 2017 impairment testing date. Eco-Pan’s implied fair value calculation indicated an excess of 47% above the carrying value as of the 2017 impairment testing date.

October 22, 2018 Page 12

Given the strong financial performance of CPH’s Camfaud reporting unit during the initial fiscal year after acquisition and in considering the short timeframe between the acquisition date of 11/17/2016 and CPH’s annual impairment testing date of 8/31/2017, CPH performed a qualitative assessment for the Camfaud reporting unit. In performing the qualitative impairment assessment, CPH first identified the most relevant drivers of fair value for each of the valuation methods used (income and market). For the income based approach, these factors included revenue projections, operating cash flow projections and discount rates. For the market based approach, the key driver identified was transactional market data for comparable companies. CPH then identified the events and circumstances which transpired since the original valuation date to the impairment testing date. CPH Management noted that actual results for the financial performance of the entity were above or in line with several key inputs to management forecasts in considering an income based approach. CPH also noted positive evidence of increasing market values for comparable companies during the period since the original valuation date. CPH concluded based on the qualitative assessment that goodwill is not impaired.

Furthermore, the Company does not believe that the UK segment is “at risk” as its financial results and prospects continue to improve based on both entity-specific data and observable market information for the value of comparable companies. The Company does not believe it would be accurate to state that the fair value of the UK segment substantially exceeds the carrying value. However, the Company also does not believe it would be appropriate to disclose by how much it believes the segment implied fair value exceeds its carrying value based on a qualitative assessment as the Company does not believe this reporting unit is “at risk”.

Exhibit 99.10, page G-1

27.	Please revise your preliminary proxy card to allow for separate voting on each proposal. In this regard, we note it does not appear that shareholders may vote on proposal 2.

Response: The Company has revised the preliminary proxy card to allow for separate voting on each proposal.

Please contact me at (212) 294-6787 if you have any questions or require any additional information in connection with this letter or Amendment No. 1.

Sincerely,

/s/ Elliott M. Smith